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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SCH Enterprises Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

690 W.Northfield Drive STE 100
(No. and Street)

Brownsburg	IN	46112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C. Heinekamp	(317) 852-8184	steve@heinekampfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stevon C. Heinokamp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SCII Enterprises Inc., as of 12/31, 2 25, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President

Notary Public

DIANA F HARTZ
Notary Public, State of Indiana
Hendricks County
Commission Number NP0756718
My Commission Expires
May 28, 2032

NOTARY PUBLIC SEAL INDIANA

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SCH Enterprises, Inc.

Report on Audit of
Financial Statements

December 31, 2025

THOMAS FAUST, CPA
Certified Public Accountant



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SCH Enterprises, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of SCH Enterprises, Inc., as of December 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of SCH Enterprises, Inc. as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SCH Enterprises, Inc.'s management. My responsibility is to express an opinion on SCH Enterprises, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to SCH Enterprises, Inc., in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of SCH Enterprises, Inc.'s financial statements. The supplemental information is the responsibility of SCH Enterprises, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R is fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 18, 2026

SCH Enterprises, Inc.
Statement of Financial Condition
As of December 31, 2025

ASSETS

Current Assets		
Cash and cash equivalents	$	481,047
Commissions receivable		611
Prepaid expenses		2,747
Total Current Assets		484,405
Other Assets		
Marketable equity securities	$	193,684
Right of Use Lease		36,659
Total Other Assets		230,343
Total Assets	**$**	**714,748**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable	$	5,879
Lease Payable		36,659
Accrued and withheld payroll taxes	$	2,907
Total Liabilities		45,445
Stockholders' Equity		
Common stock		9,500
Retained earnings		631,775
Accumulated other comprehensive income		28,028
Total Stockholders' Equity		669,303
Total Liabilities and Stockholders' Equity	$	714,748

The accompanying notes are an integral part of the financial statements

SCH Enterprises, Inc.
Income Statement
For the year ended December 31, 2025

Revenue		
Revenue from sale of investment company shares	$	113,432
Other revenue		785,400
Unrealized gain on Marketable securities		23,784
Total Revenue		**922,616**
Expenses		
Employee compensation and benefits		341,288
Occupancy expenses		20,010
Communications and data processing		8,683
Legal and professional fees		10,875
Administrative expenses		71,244
Total Expenses		**452,100**
Net Income	$	**470,516**

The accompanying notes are an integral part of the financial statements

SCH Enterprises, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2025

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Stockholders' Equity
Balance at the Beginning of the Year	$ 9,500	$ 527,159	$ 28,028	$ 564,687
Net Income	-	470,516		470,516
Distributions		(365,900)		(365,900)
Balance at the End of the Year	$ 9,500	$ 631,775	$ 28,028	$ 669,303

The accompanying notes are an integral part of the financial statements.

SCH Enterprises, Inc.
Statement of Cash Flows
For the year ended December 31, 2025

Cash Flows from Operating Activities

Net Income	$	470,516
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on marketable securities	(	23,784)
(Increase) decrease in operating assets:		
(Increase) decrease in commissions receivable		225
(Increase) decrease in other assets	(	77,160)
Increase (decrease) in operating liabilities:		
Increase (decrease) in accrued and withheld payroll taxes		267
Net cash provided by operating activities	$	370,064

Cash Flows from Investing Activities

Distributions	(	365,900)
Net cash used in investing activities	(	365,900)

Net increase in Cash and Cash Equivalents		4,164
Cash and Cash Equivalents at beginning of period		476,883
Cash and Cash Equivalents at end of period		481,047

Supplemental Disclosures of Cash Flow Activities

Cash Paid During the Year for:		
Interest	$	—
Income Taxes	$	—

The accompanying notes are an integral part of the Financial Statements

.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations – SCH Enterprises, Inc. (the Firm) is a registered broker-dealer with Financial Industry Regulatory Authority, the Securities and Exchange Commission (SEC) and various states with the United States. The Firm was organized and incorporated in the state of Indiana on April 1, 1999. The Firm operates as an introducing broker on a fully disclosed basis. Accordingly, the Firm operates under the exemptive provision of the SEC Rule 15c3-3(k) (1).

b. Cash Equivalents - For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2025.

c. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk - The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits.

e. Commissions Receivable – Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written off when collection efforts have been exhausted.

f. Recently Issued Accounting Pronouncements Adopted - In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The Firm adopted this standard effective January 1, 2024. For further information, refer to Note 9.

g. Investment in Debt and Marketable Equity Securities – The Firm has an investment in a marketable equity security that is listed and traded on a national exchange. The Firm's Investment in marketable equity securities has been classified as available-for-sale and is stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

h. <u>Revenue Recognition</u> -- All income and expense records will be maintained on an accrual basis. As all regular income is in the form of commissions from mutual fund or insurance companies, regular income will be accrued as of the date listed on the applicable commission statement, and listed as received on the date the check is received in the mail or the date the direct deposit is credited to the firm's bank account. If no commission statement is readily available, the income will be accrued as of the Friday prior to receiving the physical check or direct deposit.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 which supersedes nearly all existing revenue recognition guidance under GAAP. The Firm has performed an assessment of its revenue contracts by looking at the five components of the pronouncement:

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2025, there were commission receivables of $611. There were no accrued commission payables at December 31, 2025.

NOTE 3: TRANSACTIONS WITH AFFILIATED ENTITIES

The Firm shares office space, utilities, telephone, interior maintenance and janitorial services with two affiliated entities. These expenses are allocated per an Expense Sharing Agreement effective January 1, 2022. The agreement calls for an 70% (affiliated entity), 30% (the Firm) split of shared expenses for the period January through April; and a 25% (affiliated entity), 75% (the Firm) split of shared expenses for the period May through December each year. The Firm's allocated portion of these expenses was $64,929 for the year ended December 31, 2025.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

NOTE 4: INCOME TAX EXPENSE-Continued

Accounting principles generally accepted in the United States of America require the firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none from the year ended December 31, 2025. The Firm's federal and state income tax returns for 2022 through 2025 are subject to examination by the applicable tax authorities, generally form three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value if defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Firm. Unobservable inputs are inputs that reflect the Firm's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 – Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- Level 2 – Observable inputs other that quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.

NOTE 6: FAIR VALUE MEASUREMENTS-Continued

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2025, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. These marketable equity securities are valued at a Level 1 fair value of $116,556. These marketable equity securities have an original cost of $4,600 resulting in an accumulated unrealized gain of $111,956.

NOTE 7: OPERATING LEASES

The Firm has a shared lease obligation for its office facilities with an affiliated entity. The lessor is another affiliated entity. The Firm was operating under a lease entered into on January 1, 2020 and ended November 30, 2020, and has continued on a month-to-month basis. These leases resulted in $21,600 in total shared annual costs with the affiliated entity. Rent expense paid by the Firm during 2025 was $12,420. An affiliated entity paid the remaining $9,180 due under these lease agreements.

The Firm's portion of minimum future rentals is undetermined due to the short-term nature of the current lease.

NOTE 8: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2025, net capital as defined by the rules, equaled $647,530. The ratio of aggregate indebtedness to net capital was 1.36%. Net capital in excess of the minimum required was $641,530.

NOTE 9: SEGMENT REPORTING

The Firm is engaged in a single line of business as a securities broker-dealer which is comprised of being an introducing broker dealer on a fully disclosed basis described in Note 1. The Firm has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Firm. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Firm's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Firm as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed below.

NOTE 10: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2025. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 11: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered account firm was available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

NOTE 11: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2025. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

SCH Enterprises, Inc.

Schedule I: Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2025

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$	669,303
Plus other allowable credits		36,659
Less nonallowable assets from Statement of Financial Condition	(	39,406)
Net capital before haircuts on securities positions		666,556
Haircuts on securities	(	19,026)
Net Capital	$	647,530

Aggregate Indebtedness	8,787

Net Capital required based on aggregate indebtedness (6-2/3%)	586
Ratio of Aggregate Indebtedness to Net Capital	1.36%

Computation of Basic Net Capital Requirements

Net Capital	647,530
Less Net Capital Requirement	(5,000)
Excess Net Capital	642,530

Computation of Aggregate Indebtedness

(A) – 120% of minimum net capital requirement	6,000
(B) – 10% of total aggregate indebtedness	879

Net Capital less the greater of (A) or (B)	$	641,530

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2025 there were no material differences between audited net capital above and net capital as reported on the Firm's Part IIA (Unaudited) FOCUS report.

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Stockholder
SCH Enterprises, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of SCH Enterprises, Inc. (the Firm) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Firm has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purposes of assisting you and SIPC in evaluating the Firm's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). I was not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Firm's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

SCH Enterprises, Inc.

I am required to be independent of the Firm and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement.

This report is intended solely for the information and use of the Firm and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 18, 2026



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
SCH Enterprises, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) SCH Enterprises, Inc., identified the following provision of 17 C.F.R. § 15c3-3(k) under which SCH Enterprises, Inc. claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(1), and (2) SCH Enterprises, Inc. stated that SCH Enterprises, Inc. has met this exemption provision throughout the most recent fiscal year ended December 31, 2025, without exception. SCH Enterprises, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about SCH Enterprises, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/a/a Thomas Faust, CPA
Lafayette, Indiana
February 18, 2026

SCH Enterprises, Inc.	690 W. Northfield Drive #100
	P.O. Box 607
	Brownsburg, IN 46112
Member FINRA, SIPC	(317)852-8184
	(317)852-8185 (fax)

Rule 15c3-3 Exemption Statement

SCH Enterprises, Inc. (CRD 47033, SEC file 8-15622) is a $5,000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1). The firm is limited to dealing in only mutual funds or variable annuity product.

Rule 15c3-3 Exemption Report

SCH Enterprises, Inc. has met the exemption provisions throughout the past fiscal year ending December 31, 2025.

To the best of my knowledge and belief, the above statements are true without exception.

SCH Enterprises, Inc.

Steven C. Heinekamp
President

Date: _2·9·2026_